R & A Productions, Inc.

146A Redwood Avenue

Carlsbad, CA 92008

March 18, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Max Webb, Assistant Director

RE: R & A Productions, Inc.

Registration Statement on Form S-1

Filed February 16, 2010  File No. 333·164909

Dear Mr. John Dana Brown and\or Max Webb:

This letter is submitted on behalf of R & A Productions, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated March 15, 2010 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 1 (the “Amendment”) to the Registration Statement filed as of the date hereof.

Form S-1

About This Offering, page 8

Comment:

1.           Please revise your disclosure under the heading “Initial Offering Price” to reflect your disclosure on page 2 that “The selling shareholders may sell shares of our common stock at a fixed price of $1.00 per share until our common stock is quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Response:

Thank you for your comment.  The Company has revised the section About This Offering, page 8 to read “The selling shareholders may sell shares of our common stock at a fixed price of $1.00 per share until our common stock is quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Exhibit 5.1

Comment:

2.           Please revise your legal opinion to reflect that the securities to be sold have already been issued. As the opinion currently reads, it refers to securities “to be issued” and when “issued.”

Response:

Thank you for your comment. The Company’s attorney has provide a new legal opinion dated March 18, 2010 which is Exhibit 5.1 under the filing S-1/A. The legal opinion Exhibit 5.1 dated March 18, 2010 reflects that the securities to be sold have already been issued.

*           *           *

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (619)869-9981.

Sincerely,

/s/ Hector Medina

Chief Executive Officer of R & A Productions, Inc.